Newell Rubbermaid
Brands That Matter

May 23, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631

Attention: W. John Cash, Branch Chief

**Re: Newell Rubbermaid Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2012**
**Filed March 1, 2013**
**File No. 1-09608**

Dear Mr. Cash:

We are in receipt of your comment letter dated April 29, 2013 to Newell Rubbermaid Inc. (the "Company") related to the above-captioned filing. Consistent with the Company's request for an extension to respond to the letter, the Company is submitting its response before May 28, 2013. On behalf of the Company, we have addressed your comment letter by reproducing each comment below and providing the Company's response immediately following.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements

Note 13 – Employee Benefits and Retirement Plans, page 77

1. We note you made a significant contribution to your domestic pension plans in 2013. Based on your 2012 expected rate of return on plan assets of 8.25% for domestic plans, it appears your fiscal year 2013 contribution may have a significant favorable impact on earnings. To the extent material, please disclose and discuss the impact of significant pension contributions on earnings in MD&A in future filings.

**Company Response**

The Company estimates that the favorable impact on the Company's earnings due to the $100 million contribution to the Company's U.S. pension plan (the "Plan") will not be material; however, in order to provide more clarity, the Company has included the following disclosure in Item 2 of its Form 10-Q for the quarter ended March 31, 2013:

"During the three months ended March 31, 2013, the Company contributed $100.0 million to its U.S. pension plan as a voluntary contribution. The Company does not expect the impact of the contribution to be material to the Company's pretax income for the year ending December 31, 2013, considering the expected return on plan assets of 7.5% and the Company's average borrowing rate of 3.0%."

2. We note your expected rate of return on plan assets for domestic plans has remained constant at 8.25% for all periods presented. We further note your mix of plan assets appears to be relatively balanced between equities and fixed income investments. Given investment returns of the past decade, we note that the expected rates of return on plan assets assumed by most similarly situated marketplace participants has trended downward in recent years. Please more fully explain to us how you concluded that your 8.25% expected rate of return is reasonable.

**Company Response**

The Company's expected long-term rate of return on its U.S. pension plan (the "Plan") assets is estimated annually by considering the Plan's target investment allocation, which presently includes a target asset allocation of approximately 40% to fixed income investments, and an evaluation of actual and expected returns for each asset class. In developing its annual estimate, the Company also considers other factors such as regulatory changes and macro-economic conditions. While historical results are not necessarily indicative of future performance, the Company notes that the compounded annual return on Plan assets was nearly 7% during the 10-year period ended December 31, 2012. Moreover, the Plan's actual annual rate of return exceeded 8.25% for eight of the past 10 years, including a rate of return of approximately 11% for the most recent year ended December 31, 2012. The Company believes that based on its analysis of historical and expected returns of the various assets held by the Plan, the expected long-term rate of return of 8.25% for 2012 was appropriate and reasonable.

In estimating the expected long-term rate of return on the Plan assets for the year ending December 31, 2013, the Company took similar factors into account and reduced the expected long-term rate of return to 7.5%. Factors impacting the decision to reduce the expected long-term rate of return included scheduled premium increases by the Pension Benefit Guaranty Corporation over the next four years and lower expectations for future returns based on the Company's analysis of the Plan's various assets. The Company believes that the expected long-term rate of return utilized for 2013 is appropriate and reasonable.

3. We note your international benefit plan investments include a category referred to as "other government." We also note this category of investments shifted from Level 1 to Level 2 in the fair value hierarchy during 2012. To the extent these investments include material amounts of European sovereign debt, please revise future filings to disclose and discuss the concentration of risk associated with such investments. Please refer to ASC 715-20-50-1d(5) for guidance.

**Company Response**

The Company does not consider its international pension plan's investments in European sovereign debt to be material. The Company's pension plans generally have formal investment policies for the plans' assets. The objectives of the investment strategies include maximizing long-term return at acceptable risk levels and mitigating risk through diversification as well as the establishment of risk parameters for each plan. The "Other government" category within the Company's international pension plan assets generally consists of interest bearing debt instruments that are issued by certain countries including the United Kingdom, Australia, Norway, Canada and Singapore. As of December 31, 2012, a majority of the investments in this category related to debt instruments issued by the U. K. government (the "Gilts"). The Company does not consider the investments in the Gilts to be a significant concentration of risk due to the amounts involved (less than 10% of the Company's international pension plan assets and less than 5% of

total pension plan assets) together with the fact that the U.K.'s credit rating by Standard & Poor's continues to be AAA.

The Company considers the materiality of amounts involved as well as the risk of loss when evaluating whether disclosure of concentrations is necessary, and based on such assessments, the Company concluded no such disclosures were necessary in Footnote 13. The Company will update relevant disclosures in future filings as necessary.

As requested by the Commission's letter, the Company hereby acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Ellis, Vice President – Corporate Controller & Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7805, should you have any questions regarding our responses or any related matters.

Sincerely,

Newell Rubbermaid Inc.

By: /s/ Douglas L. Martin
Title: Executive Vice President and Chief Financial Officer